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                                                                 EXECUTION COPY


                               EARNOUT AGREEMENT

         This Earnout Agreement (this "Earnout Agreement"), dated as of December 13, 2001 (the "Effective Date"), by and among Serologicals Corporation, a Delaware corporation ("Serologicals"), and Intergen Investors, L.P., STJ Bio Corp., Spencer Paige Corp., Ronald Dilling, Donald Gutekunst, President and Fellows of Harvard College, and University of Illinois Foundation (the "Partners") represented herein by Intergen Investors L.P. (the "Partner Representative"), their agent and attorney-in-fact pursuant to that certain letter agreement among the Partners and Intergen dated November 13, 2001, by and among the Partners.

                                   WITNESSETH

         WHEREAS, Serologicals, Serocor Incorporated, a Delaware corporation ("Surviving Corporation"), Intergen Company, L.P., a Delaware limited partnership ("Intergen") and the Partner Representative have agreed pursuant to that Plan and Agreement of Merger, dated November 5, 2001 (the "Merger Agreement") that a portion of the consideration to be paid by Serologicals for Intergen shall be based on the future earnings of the Intergen Business;

         NOW, THEREFORE, in consideration of the premises and the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. Definitions. Capitalized terms used in this Earnout Agreement and not otherwise defined in this Earnout Agreement shall have the meanings ascribed to them in the Merger Agreement. When used herein the following terms have the meanings set forth below:

         "Actual Sales Revenues" shall mean, for the period in question, all sales revenues recognized by Serologicals, the Surviving Corporation or their Affiliates during the relevant period with respect to sales of products shipped, or services provided, by the Business during the relevant period determined in accordance with GAAP, net of the addition to the reserve for bad debts allocable to the revenue in question. Notwithstanding the foregoing, returns shall be allocated to the period the relevant revenue was recognized, and Gross License Fees and Technology Products Revenues shall be excluded from Actual Sales Revenues, except for the periods preceding January 1, 2002.

         "Allowable Costs" shall mean, for the period in question and as determined in accordance with GAAP, the sum of (i) any royalties based on sales incurred by Serologicals, the Surviving Corporation or their Affiliates to any third party with respect to the Earnout Technologies during the relevant period (including without limitation, any royalties payable to Dan P. Hartmann, Ph.D., if any, (ii) the direct costs to market, sell and deliver the Earnout Technologies, including, without limitation, the compensation, commissions and benefits of marketing personnel to the extent directly related to the Earnout Technologies incurred by Serologicals, the Surviving Corporation or their Affiliates during the relevant period; provided


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that, for purposes of calculating the Technology Earnout Payments under this
Agreement, Allowable Costs of the type set forth in clause (ii) of this sentence shall not exceed $200,000 during any calendar year (pro rated for partial calendar years), (iii) cost of goods sold with respect to Technology Product Revenues, and (iv) license and similar fees to third parties, and expenses relating to the amortization of acquisition costs paid to third parties, in each case solely applicable to the Minor Modifications.

         "Earnout Base" shall mean, for the period in question, the amount by which Actual Sales Revenues for such period exceed the applicable Sales Target.

         "Earnout Payments" shall mean, collectively, the Sales Earnout Payment and the Technology Earnout Payment, calculated and payable pursuant to this Agreement and each may be referred to as an "Earnout Payment."

         "Earnout Technologies" shall mean the processes and technologies currently owned by or licensed to Intergen, as of the Effective Date, for Ampliflour,(R) chemiluminescence and methylation, which processes and technologies are covered by claims in patents (including pending patents) or subject to licenses listed or described on Exhibit A attached hereto, as such patents or licensed technologies and processes exist as of the date of this Earnout Agreement, together with any Minor Modifications.

         "Escrow Agent" shall have the meaning assigned to it in the Escrow Agreement

         "Escrow Agreement" shall mean that certain Escrow Agreement of even date herewith, the form of which is attached to the Merger Agreement as Exhibit B.

              "Firm" shall mean PricewaterhouseCoopers LLP or such other independent certified public accounting firm mutually acceptable to Serologicals and the Partner Representative.

              "Gross License Fees" shall mean, for the period in question, all license, royalty or other consideration, cash and non-cash, received by Serologicals, the Surviving Corporation or any of their Affiliates during such period (or any time thereafter, but only to the extent that any such payments represent a retroactive adjustment, correction or calculation pertaining to a payment made or required to be made during the Technology Earnout Period) for the licensing of any of the Earnout Technologies; provided that (i) payments received by Serologicals, the Surviving Corporation, or any of their Affiliates from a third party with respect to the sale of any mass-produced, non-customized commercial products that utilize the Earnout Technologies (e.g., detection kits) or to services provided by Serologicals, the Surviving Corporation, any of their Affiliates or third parties (other than Technology Products Revenues) associated with the Earnout Technologies, shall not be Gross License Fees; and (ii) payments received by Serologicals, the Surviving Corporation or any of their Affiliates from a third party with respect to the use of the Earnout Technologies in a manufacturing or research process shall be Gross License Fees. To the extent that Serologicals, the Surviving Corporation or any of their Affiliates receives during the Technology Earnout Period payments in connection with an infringement dispute that represent damages or similar compensation relating to the use by the purported infringer during the Technology Earnout Period of any of the Earnout Technologies, then such payments (net of


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the out-of-pocket costs incurred to obtain such payments) shall be considered
Gross License Fees.

         "Gross Margin Percentage" shall mean, for the period in question, the excess, if any, of the Actual Sales Revenues for goods or inventory sold (but excluding Actual Sales from licenses or royalties or for services provided) during such period over the related cost-of-goods-sold during such period, determined in accordance with GAAP and expressed as a percentage.

         "Minor Modifications" shall mean changes or developments in or to the Earnout Technologies that would not give rise to or allow the filing of an application for a new patent for the Earnout Technologies after such change or development.

         "Sales Earnout Payment" shall mean, for the period in question, an amount equal to the product of (A) the Earnout Base multiplied by 1.75, and (B) the Gross Margin Percentage.

         "Sales Earnout Period" shall mean the fifteen -month period ending March 31, 2002.

         "Sales Target" shall mean (i) for the fiscal year ending on December 31, 2001, US $31,500,000 and (ii) for the fiscal quarter ending on March 31, 2002, US $8,000,000.

         "Technology Earnout Payment" shall mean, for the period in question, one-half of the excess, if any, of the sum of the Gross License Fees and the Technology Products Revenues over the Allowable Costs with respect to such fees and revenues.

         "Technology Earnout Period" shall mean the period commencing on January 1, 2002 and terminating on December 31, 2006.

         "Technology Products Revenues" shall mean, for the period in question, all revenues recognized by Serologicals, the Surviving Corporation or any of their Affiliates during such period that relate to any products (e.g., reagents), and any services necessary to deliver such products, that incorporate a portion of the Earnout Technologies, provided that the products are provided pursuant to a supply or other similar agreement calling for delivery of a customized, customer specified end-product that could not be provided without the use of a portion of the Earnout Technologies and are supplied pursuant to a minimum purchase order (or series of purchase orders from the same customer group) of at least $100,000 in the aggregate.

         2.       Earnout Payments.

                  2.1. Payments. Subject to the provisions of Section 3 of this Earnout Agreement and the last sentence of this Section 2.1, Serologicals shall pay to the Partner Representative (i) the Sales Earnout Payments (if any) promptly following the final determination of the amount thereof in accordance with Section 2.4 hereof and (ii) the Technology Earnout Payments (if any) promptly following the quarterly determination thereof pursuant to Section 2.4. Subject to the provisions of Section 3 of this Earnout Agreement, the Earnout Payments shall be paid to the Partner Representative by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on Exhibit B. Serologicals, the Surviving Corporation and their Affiliates shall have no liability as to the distribution of such payments by the Partner Representative and the Partner Representative shall


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indemnify, protect and hold Serologicals, the Surviving Corporation, and their respective affiliates harmless from any such liability. Notwithstanding any provision of this Earnout Agreement to the contrary, if Serologicals is required to pay any fees, expenses, or other charges to the Escrow Agent pursuant to the Escrow Agreement (other than the Escrow Fees to be paid to Escrow Agent by Serologicals pursuant to Section 2.6(e) of the Merger Agreement) Serologicals shall be reimbursed for one-half of such fees, expenses and other charges paid by Serologicals from any Earnout Payments, prior to such Earnout Payments being paid (y) to the Partner Representative pursuant to this
Section 2.1 or (z) to the Escrow Agent pursuant to Section 3 of this Earnout Agreement.

                  2.2. Itemization. To the extent feasible, Serologicals or the Surviving Corporation, as the case may be, shall list Gross License Fees and Technology Product Revenues as a separate item in invoices, bills and reports to customers. However, in the event that the Earnout Technologies are licensed in combination with other products or services and such an itemization is not feasible, Serologicals and the Partner Representative shall work together to identify an appropriate value of the Earnout Technologies in such combination.

                  2.3. Noncash Consideration. To the extent that Gross License Fees or Technology Products Revenues include noncash consideration, Serologicals shall, upon the receipt of such noncash consideration, pay to the Partner Representative an amount in cash equal to the fair market value thereof; and to the extent such noncash consideration is illiquid and has a value in excess of $2,000,000 in a calendar year, Serologicals shall have the option to issue a note (or notes) in payment of any Earnout Payments relating thereto. The fair market value of the noncash consideration shall be determined by the Board of Directors of Serologicals in good faith. Such note (or notes) shall be payable no later than three (3) years after issuance and shall bear an interest rate equal to 200 basis points above the rate being paid by Serologicals to its principal working capital lender.

                  2.4.     Calculation of Earnout Payments.

                           (a)      Not later than 15 days following receipt by
Serologicals of the financial statements of the Surviving Corporation as of and for the year ended December 31, 2001 and not later than 15 days following receipt by Serologicals of the financial statements of the Surviving Corporation as of and for the calendar quarter ended March 31, 2002, Serologicals shall prepare and submit to the Partner Representative a statement setting forth, in reasonable detail, Serologicals' calculation of the Actual Sales Revenue, the Gross Margin Percentage and the Sales Earnout Payment (if any) for the year or quarter then ended, together with reasonably detailed support for such calculation.

                           (b)      Within 20 days following the last day of
each fiscal quarter during the Technology Earnout Term or the last day of the Technology Earnout Term, if other than the last day of a fiscal quarter, Serologicals shall prepare and submit to the Partner Representative a statement setting forth, in reasonable detail, Serologicals' calculation of the Technology Earnout Payment for the calendar year-to-date period ending on the last day of such immediately preceding calendar quarter, together with reasonably detailed support for such calculations (including any calculations of the items described in Section 2.3 of this Earnout Agreement).


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                           (c)      If the Partner Representative disputes the
correctness of Serologicals' calculation of any Earnout Payment or any amount necessary to compute any Earnout Payment, the Partner Representative shall notify Serologicals of the objections within 15 business days of receipt of Serologicals' calculation of the Earnout Payment. If the Partner Representative fails to deliver such notice of objections within such time, the Partners shall be deemed to have accepted Serologicals' calculation. The parties shall endeavor in good faith to resolve any disputed matters within 5 business days after the receipt of a notice of objections. If the parties are unable to resolve all of the items that were identified in the notice of objection, Serologicals and the Partner Representative will jointly retain the Firm to resolve any disagreements. Serologicals and the Partner Representative will direct the Firm to render a determination as soon as practicable and Serologicals, the Partner Representative, and their respective agents will cooperate with the Firm during its engagement. The Firm will determine the actual amount of the Earnout Payments for the applicable period in accordance with the provisions of this Agreement. In making its determination, the Firm shall consider only those items or amounts as to which the Partner Representative has objected. The determination of the Firm in respect of the correctness of each matter in dispute shall be conclusive and binding on the parties. The cost of the Firm shall be borne equally by Serologicals and the Partner Representative, unless, however, the Earnout Payment, as determined by the Firm, exceeds by more than 20% the challenged amount, in which case Serologicals shall pay the cost of the Firm. Any such cost payable by the Partner Representative shall be deducted from the next payment, and any necessary subsequent payment, payable to the Partner Representative hereunder, without other recourse against the Partner Representative.

                  2.5. Accounting Practices; Business Operations. (a) The calculation of Earnout Payments shall be determined in accordance with GAAP consistently applied and consistent with the policies utilized by the Intergen Entities prior to the Effective Date (unless such policies are inconsistent with GAAP), except as otherwise required by this Earnout Agreement, including
Section 2.5(b), and shall not be subject to any adjustments resulting from purchase or "push-down" accounting or any expenses related to the Merger. The parties acknowledge that the policies, practices and procedures contemplated by this Section 2.5 are to be applied only for purposes of calculating the Earnout Payments and shall not in any way limit the manner in which Serologicals may apply accounting procedures for financial accounting and reporting purposes. The Partner Representative acknowledges and agrees that nothing in this Earnout Agreement shall (i) limit the right of Serologicals and the Surviving Corporation to manage and operate their respective businesses and affairs, including, without limitation, the Business and the Earnout Technologies, in such manner as Serologicals or the Surviving Corporation deems appropriate;
(ii) give the Partners or Partner Representative the right to have any direction, oversight, or input in the management and operation of the respective business and affairs of Serologicals and the Surviving Corporation, including, without limitation, the Business and the Earnout Technologies; or
(iii) obligate or require that Serologicals or the Surviving Corporation grant a license, right to use or similar right in any of the Earnout Technologies or accept or set any minimum price or any price, royalty, license fee or other benefit with respect to the Earnout Technologies.

                           (b)      Notwithstanding Section 2.5(a), for
purposes of calculating the Technology Earnout Payment, any advance payment of Gross License Fees received by Serologicals, the Surviving Corporation or any of their Affiliates during the Technology Earnout


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Term shall be deemed to be recognized by Serologicals, the Surviving
Corporation or any of their Affiliates, as the case may be, when actually received.

                  2.6. Access to Books and Records. During the Technology Earnout Period, Serologicals and the Surviving Corporation will provide to the Partner Representative and its designated accountants reasonable access, upon reasonable prior notice, during normal business hours and in a manner not unreasonably disruptive to the operations of Serologicals and the Surviving Corporation, to their books and records, but only to the extent that such access is reasonably required to confirm the amount of the Earnout Payments.

         3. Indemnification Claims. Notwithstanding anything in this Earnout Agreement or the Escrow Agreement to the contrary, but subject to the last sentence of Section 2.1 of this Earnout Agreement, Serologicals shall pay to the Escrow Agent, to be held and disbursed pursuant to the Escrow Agreement
(i) all Earnout Payments payable in respect of periods ending on or before December 31, 2002, and (ii) Earnout Payments payable in respect of any subsequent periods but only if any claim for indemnification has been made by any Serologicals Protected Party pursuant to Section 10.2 of the Merger Agreement, which claim has not been fully satisfied plus any Partners' Expenses related to such claim, and only up to an amount required to satisfy the amount of any such claim; provided that the aggregate amount of Earnout Payments to be paid to the Escrow Agent pursuant to this Section 3 shall not exceed the sum of
(i) five million United States dollars (US $5,000,000) and (ii) the Partners' Expenses. To the extent any Earnout Payments are not required to be paid to the Escrow Agent, such Earnout Payments shall be paid to the Partner Representative.

         4. Transfer or License of Earnout Technologies; Incorporation in Additional Technology.

                  4.1. Sales or Transfers to Third Parties. In the event that all or part of the Earnout Technologies are sold or transferred, directly or indirectly, (excluding transfers by a non-exclusive license in the ordinary course of business, and including sales of a portion of Serologicals' business that includes all or a portion of the Earnout Technologies, but excluding any deemed transfer in connection with a business combination transaction involving Serologicals as a whole), to a third party (which shall not include any Affiliate of Serologicals or the Surviving Corporation), Serologicals shall provide written notice thereof to the Partner Representative not less than ten days prior to the consummation thereof and such consideration (whether cash or noncash) paid or payable shall be deemed a Technology Earnout Payment to the extent such consideration is attributable to the Earnout Technology for the Technology Earnout Period (whether or not payment is actually received during the Technology Earnout Period) and shall be payable to the Partner Representative, at the time payments are made to Serologicals or the Surviving Corporation (or any of their Affiliates), subject to the terms, conditions, and limitations of this Agreement (including, without limitation, Section 3 hereof). For the purposes of this Section 4.1, Serologicals and the Partner Representative shall attempt to agree on the portion of the Earnout Technology Period Payment that is attributable to the Technology Earnout Period. If Serologicals and the Partner Representative are unable to so agree prior to a deadline determined by Serologicals in its reasonable discretion so as not to interfere with the proposed sale transaction, the Partner Representative shall elect, by written notice to Serologicals given within the period set forth below, one of the following alternatives. The first alternative shall


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require Serologicals to pay in cash to the Partner Representative the amount of the Earnout Payments that are then projected to become payable to the Partner Representative (without discount), based on Serologicals' most recent projections for the Business furnished to the buyer, in which event Serologicals' payment obligations hereunder with respect to the transferred technology shall be discharged. The second alternative shall require Serologicals to make arrangements reasonably satisfactory to the Partner Representative for the assumption by the acquiring entity of Serologicals' obligations hereunder. The election to be made by the Partner Representative shall be made within such period as Serologicals shall specify in its reasonable discretion, which period shall expire no sooner than ten business days after Serologicals has furnished to the Partner Representative the projections referred to above and has made available its chief financial officer by telephone to discuss such projections with the Partner Representative.

                  4.2. Incorporation in Additional Technology or Processes. In the event that Serologicals or., the Surviving Corporation or their Affiliates licenses or grants a right to use any technology or process that is comprised of any of the Earnout Technologies plus other technologies (the "Other Technologies"), then (i) that portion of any payments recognized by Serologicals, the Surviving Corporation or their Affiliates during the Technology Earnout Period that are attributable to the Earnout Technologies shall be deemed to be Gross License Fees. Serologicals shall calculate such portion based on sales data from recent transactions involving the Earnout Technologies but not the Other Technologies, or if that is not practicable, as agreed by Serologicals and the Partner Representative.

         5.       Miscellaneous.

                  5.1. Waiver and Amendment. Any of the terms or conditions of this Earnout Agreement may be waived in writing at any time by the party entitled to the benefits thereof. No waiver of any of the provisions of this Earnout Agreement shall be deemed to waive or shall constitute a waiver of any other provision hereof (whether or not similar).

                  5.2. Notices. All notices and payments required by this Earnout Agreement shall be delivered in accordance with Section 12.6 of the Merger Agreement

                  5.3. Descriptive Headings. The descriptive headings are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Earnout Agreement. When a reference is made in this Earnout Agreement to sections, such reference shall be to a Section of this Earnout Agreement unless otherwise indicated.

                  5.4. Counterparts. This Earnout Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Earnout Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

                  5.5. Entire Agreement. This Earnout Agreement, together with the Merger Agreement, contain the entire agreement among Serologicals and the Partners with respect to


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transactions described herein, and supersede all prior arrangements or understandings with respect to the subject matter hereof. This Earnout Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  5.6. Governing Law. THIS EARNOUT AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA (WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW PROVISIONS THEREOF). No provision of this Earnout Agreement or any related document shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party's having or being deemed to have structured or drafted such provision.

                  5.7. Severability. If any term or other provision of this Earnout Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Earnout Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Earnout Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

                  5.8. Relationship of the Parties. Nothing in this Earnout Agreement shall create or constitute any employment, agency, partnership or joint venture arrangement by and between Serologicals and the Surviving Corporation, on the one hand, and the Partners and the Partner Representative, on the other. Neither Serologicals nor the Surviving Corporation, on the one hand, nor the Partners nor the Partner Representative, on the other, has the power or authority, express or implied to obligate or bind the other to anything whatsoever.

                  5.9. No Third-Party Beneficiaries. With the exception of the parties to this Earnout Agreement, there shall exist no right of any person to claim a beneficial interest in this Earnout Agreement or any rights occurring by virtue of this Agreement

                 5.10. Assignment. This Earnout Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto. Notwithstanding the foregoing, this Earnout Agreement and the right to receive Earnout Payments hereunder may not be assigned or transferred by any Partner (except by operation of law).

                  5.11. Arbitration. Any dispute between the parties hereto under this Agreement, which cannot be resolved under the provisions of Section 2.4(c) hereof, shall be submitted to final and binding arbitration in accordance with Section 12.15 of the Merger.


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         IN WITNESS WHEREOF, each of the parties hereto has caused this Earnout
Agreement to be executed and delivered by its respective duly authorized representative or agent and attorney-in-fact (as the case may be), all as of the date first above written.


                                    SEROLOGICALS CORPORATION


                                    /s/ Jeffrey D. Linton
                                    -------------------------------------------
                                    By: Jeffrey D. Linton
                                    Title:  Vice President


                                    INTERGEN INVESTORS L.P.
                                    In its own capacity and as agent and
                                    attorney-in- fact for Spencer Paige
                                    Corporation, Intergen Investors L.P., STJ
                                    Bio Corporation, President and Fellows of
                                    Harvard College, University of Illinois
                                    Foundation, Donald Gutekunst, M.D., and
                                    Ronald Dilling

                                    By:  Intergen, Inc., its general partner


                                    /s/ Richard J. McCready
                                    -------------------------------------------
                                    By: Richard J. McCready
                                    Title: Vice President